November 12, 2007

Ms. Jennifer Gowetski Attorney-Advisor United States Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	ML Systematic Momentum FuturesAccess LLC (the “Fund”) Form 10 Filed March 15, 2007 File No. 0-52505

Dear Ms. Gowetski:

We thank the Staff for its April 13, 2007 comment letter on the above-referenced filing.  We have included below certain of the Staff’s comments which requested responses — repeated verbatim for your convenience of reference — followed by our responses thereto.  In many cases, the responses refer to a corresponding change in a new Form 10 filed via the EDGAR system today.

2.
Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act of 1934 or whether this is a voluntary filing.  If this is voluntary, please tell us the purpose of registration of this class of securities.

This is a voluntary filing.  Units of limited liability company interest in the Fund (“Units”) are being registered (i) in order to qualify such Units as “publicly-offered securities” for purposes of the Employee Retirement Income Security Act of 1974, as amended; and (ii) in anticipation of such Units being held by more than 500 Investors.

3.
We note that you are registering “units” of a limited liability company and that the units themselves are divided into four classes, each of which pays different amounts of sales commissions and management fees.  It appears that you are, in fact, selling four separate classes of securities.  Please revise to register separately each class of securities or tell us why you believe that it is appropriate to only register units of the limited liability company.

The four Classes of Units participate on equal terms in the profits and losses of the Fund and have equal ownership rights in the equity thereof.  As such, we believe that it is appropriate to register the Units as a whole and not as four separate securities.  The Classes differ only in the sales commissions and sponsor’s fees charged to each Class, the amount of which is determined on the basis of an Investor’s total investment (“FuturesAccess Investment”) in the Merrill Lynch FuturesAccess Program (“FuturesAccess”) as well as, in the case of Class D Units, in the Fund itself, as the Manager wishes to reward those investors which have invested larger amounts in the Fund, e.g. those with greater FuturesAccess Investments, with lower sales commissions and sponsor’s fees than investors who have invested smaller amounts in the Fund.   By way of illustration, there is no minimum FuturesAccess Investment required to invest in Class A Units, but there is a $5,000,000 minimum FuturesAccess Investment required to invest in Class I Units.  As a result of their higher capital commitments in FuturesAccess, Investors holding Class I Units are charged lower sales commissions and sponsor’s fees (0.5% and 1.1%, respectively) than Investors holding Class A Units (2.5% and 1.5%, respectively).

4.
We note on page 1 and elsewhere in the filing that Merrill Lynch Alternative Investments LLC is the managing member of the Fund.  Please submit an audited balance sheet of the managing member as of the most recent financial year.

The most recent year-end audited balance sheet is included beginning at page F-9 of the revised Form 10.

Organizational Chart

5.
In the organization chart, and elsewhere as appropriate, please revise to clarify Merrill Lynch Alternative Investments LLC’s relationship with other commodity pools as well as your affiliation with the Systematic Momentum FuturesAccess Funds.  Such disclosure may be made by way of a footnote to the chart.

We have added disclosure at the base of the organizational chart to clarify that the Manager sponsors and manages a variety of alternative investments, including the Fund, the underlying funds in which the Fund invests (the “Systematic Momentum FuturesAccess Funds”) and other commodity pools.

6.
We note your statement on page 2 that the Fund and Systematic Momentum FuturesAccess Funds will commence trading on April 1, 2007.  Please revise to clarify whether the Fund and the Systematic Momentum FuturesAccess Funds have commenced operations.

The Fund commenced operations on April 2, 2007.  We have revised the language in the Form 10 accordingly.

7.
We note your use of the term “fund” throughout this Form 10 and that the manager is registered as an Investment Adviser under the Investment Advisers Act of 1940.  Please include disclosure the first time the reference to “fund” is used to address the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

We have added the requested disclosure on page 1 of the revised Form 10.

8.
We note the Fund’s assets are allocated among the Systematic Momentum FuturesAccess Funds.  Please expand your disclosure to identify and quantify the number of Systematic Momentum FuturesAccess Funds into which the Fund’s assets may be allocated and describe the different characteristics of the funds, other than different CTAs.  We note your statement on page 4 that there are currently only a “strictly limited number” of Systematic Momentum FuturesAccess Funds available for investment.  Further, please revise to discuss the target allocations for each fund and how such allocations will be determined.

On page 3 of the new Form 10, we have identified the eight Systematic Momentum FuturesAccess Funds to which the Fund currently allocates its capital, together with the approximate target allocations for each Systematic Momentum FuturesAccess Fund.  We have clarified that the Manager makes allocation decisions based on a combination of factors and that there is no formal limitation on the target allocations or relative weightings among the underlying Systematic Momentum FuturesAccess Funds. We also note that the methodology behind the determination of target allocations is discussed in more detail on pages 6 through 7, under “Portfolio Construction and Target Allocation.” Further, we have clarified that all Systematic Momentum FuturesAccess Funds employ similar trading strategies and invest in similar markets, even though they are managed by different commodity trading advisors (the “Systematic Momentum CTAs”).

General

9.
We note your statement that the investment objective of the Fund is to achieve superior risk-adjusted rates of return through a “single strategy-type” fund of funds approach focusing on, but not limited to, trend-following managed futures strategies.  Please expand your disclosure to explain what you mean by “superior risk-adjusted returns” and “trend-following managed futures strategies.”  Further, please explain what you mean by “controlled drawdowns.”

“Trend-following managed futures strategies” mean the strategies that the Systematic Momentum CTAs will employ to identify market and price trends and to take positions in the direction of such trends based on the historical performance of such markets and prices.  Further description of these strategies is found on page 4 of the revised Form 10.  “Superior risk-adjusted returns” means returns that are intended to be higher than what the market generates for a given level of risk. We have removed the phrase “Controlled drawdowns” and included language to the effect that the Manager and the Systematic Momentum CTAs attempt to limit, both in terms of time and in terms of magnitude, any potential periods of negative performance of the Fund and the Systematic Momentum FuturesAccess Funds.  We have further explained the meaning of these terms on pages 2 through 5 of the revised Form 10.

10.	Please include disclosure regarding the recommended time horizon for investors in the Fund.

We have disclosed on page 3 of the revised Form 10 that an investment in the Fund should be viewed as a long-term investment.

11.	We note your reference to MLAI on page 6. Please revise to clarify, if true, that you are referring to your Manager.

We have made the appropriate revision to the Form 10.

Use of Proceeds and Cash Management Income

12.
We note your disclosure on page 8 that MLPF&S, in the course of acting as a commodity broker for each Systematic Momentum FuturesAccess Fund, both retains certain amounts of interest and receives other economic benefits.  Please revise your disclosure to explain what you mean by “other economic benefits.”

To clarify the meaning of our disclosure, we have given examples of the other economic benefits which MLPF&S may receive with respect to its services as commodity broker, such as receiving brokerage commissions.

Description of Current Charges

13.
We note how you determine the amount of sales commissions paid by class A unitholders; however, it is not clear why the amount of sales commissions for classes C, I and D differ.  We further note that the amount of sponsor fees also differ among the classes of unitholders.  Please revise to explain why certain holders bear little or no sales commissions and sponsor fees.  In addition, please explain the substantive differences between the three classes of unitholders.  For example purposes only, please discuss how you will allocate the management fees, performance fees, brokerage commissions, currency dealer spreads, organizational and offering costs to each class of units.  Finally, please explain what you mean by “up to 0.50%” with respect to the class I and D unitholders.

As described in our response to the Staff’s comment number 3, different Classes of Units are subject to different sales commissions and sponsor’s fees because Class eligibility is determined on the basis of an Investor’s FuturesAccess Investment in FuturesAccess as well as, in the case of Class D Units, in the Fund.  The Manager wishes to reward those investors which have invested larger amounts in the Fund, e.g. those with greater FuturesAccess Investments, with lower Sales Commissions and Sponsor’s Fees than investors who have invested smaller amounts in the Fund.  We have added a chart on page 10 of the revised Form 10 setting forth the minimum FuturesAccess Investment requirement associated with each Class of Units in order to clarify for investors the benefits of investing larger amounts of capital in the Fund.

Aside from the minimum FuturesAccess Investment requirements and the sales commissions and sponsor’s fees, there are no substantive differences among the four Classes of Units.  The Fund’s operating costs and expenses including, without limitation, ongoing offering expenses, administrative, transfer, exchange and redemption processing expenses as well as extraordinary expenses, and its pro rata share of the fees and expenses of the underlying Systematic Momentum FuturesAccess Funds (including, without limitation, execution and clearing brokerage commissions, forward and other over-the-counter trading spreads, management fees and performance fees) are allocated pro rata among the four Classes based on their respective net asset values, without regard to the amount of an investor’s FuturesAccess Investment. Similarly, management and performance fees are assessed based on a percentage of the net asset value of an investor’s units.

Finally, the figure "up to 0.50%" accurately discloses the Class I and D sales commission applicable to Investors in such Classes, who may individually negotiate the applicable sales commissons with Merrill Lynch.  Such commissions do not exceed 0.50% in any case.

14.
We note the Manager will receive a portion of performance fee payable to the Systematic Momentum CTA.  Revise to disclose the “portion” the manager will receive.  If this portion is not fixed, revised to describe how the portion will be calculated or the basis for this portion of the performance fee.

The Manager’s portion, if any, of the management fees and/or performance fees payable to each Systematic Momentum CTA results from the Manager’s negotiation with such Systematic Momentum CTA.  We have disclosed details of the fee sharing arrangements on pages 13 and 15 of the revised Form 10.

15.
In your footnote on page 11 regarding “New Trading Profit” you make reference to the High Water Mark.  Please revise to clarify the timeframe for selecting any preceding Performance Fee Calculation Date.  Will the High Water Mark be attributable to the highest NAV reached during a 12, 36, or 60-month rolling period or for the entire life of the Fund?

The High Water Mark is attributable to the highest NAV reached during the entire life of the Fund.  We have clarified this point in the footnote.

16.
We note your disclosure on page 13 regarding brokerage commissions and bid-ask spreads on currency trades you will pay to Merrill Lynch.  Please describe the amount of the bid-ask spread that will increase the price paid by the Systematic Momentum FuturesAccess Funds on forward contracts that you will pay Merrill Lynch.  If you are unable to determine the spread you will be charged, in greater detail describe how you will determine the pricing spread in favor of MLIB.

Brokerage commissions charged by MLPF&S and bid-ask spreads charged by MLIB are determined by those entities on the basis of competitive market rates and individual negotiation between MLPF&S and/or MLIB and each client, as applicable.  We have revised the disclosure on page 21 of the new Form 10 to clarify this point.

17.	Please provide estimates for the operating costs and organizational and offering costs on page 14.

As disclosed on page 18 of the new Form 10, organizational and initial offering costs of the Fund are estimated in the range of $100,000 to $150,000.  An estimate of the Fund’s operating costs is not yet available, but such costs for any FuturesAccess fund have not exceeded $100,000 per year to date.

Break Even Analysis

18.	We note the chart on page 15. Please revise your disclosure in footnote (3) to explain why the organizational costs differ among the classes of unit holders.

Organizational costs are the same for all Classes of Units.  Some of the numbers were incorrectly stated in the chart and we have made the appropriate corrections in the new Form 10.  See updated chart on page 19 of the new Form 10.

Conflicts of Interest

Merrill Lynch-Affiliated Entities

19.
We note your statement that you believe it is unlikely investors will have recourse personally against Merrill Lynch entities not party to a specific agreement with the Fund or the Systematic Momentum FuturesAccess Funds.  Please revise to name these affiliated entities.  For example, are you referring to Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. or additional entities?

Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. are two such Merrill Lynch entities listed in the organizational chart that are not party to an agreement with the Fund or the Systematic Momentum FuturesAccess Funds, and rules of privity would limit investors’ recourse against these entities.  We have revised the disclosure on page 21 of the new Form 10 to name these two entities.  However, there are many more entities under the ultimate control of Merrill Lynch & Co., Inc., and thus remotely affiliated with the Fund, against which recourse is unlikely.  Listing all such entities in the Form 10 would not be feasible, and would not provide much additional weight with respect to the conflicts of interest disclosure.

 MLPF&S and MLIB

20.
Please expand your disclosure to provide more guidance as to why other clients of MLPF&S would be likely to receive “better prices” on the same trades that the Fund would make.  While it is clear that the existence of other clients trading in the same markets at the same time requires MLPF&S would have to, in some cases, trade other contracts before the Fund’s contracts are traded, it is not clear why the existence of other clients leads to better prices for the other clients.

Please see our response to the Staff’s comment number 16.  The existence of other clients does not in itself translate into higher brokerage commissions or bid-ask spreads for the Fund.  As the revised disclosure explains, some clients may have negotiated, based on greater expected trading volumes or other factors, to receive better rates from MLPF&S and/or MLIB than the Systematic Momentum FuturesAccess Funds, and although this may result in lower costs for such other clients in acquiring the same positions as those held by the Systematic Momentum FuturesAccess Funds at a given time, MLPF&S and MLIB do not knowingly favor certain accounts over others in pricing.

21.
We note your statement that many clients of MLPF&S pay lower brokerage commissions than you pay.  It is not clear how you have determined this since the amount of brokerage commissions does not appear to be fixed.  Please revise to indicate how you have determined that the brokerage commissions paid by the Systematic Momentum FuturesAccess Funds will be higher than most other clients of MLPF&S.

The purpose of the disclosure is to point out the possibility that certain clients of MLPF&S may receive better prices than the Systematic Momentum FuturesAccess Funds.  We have not determined in fact that the Systematic Momentum FuturesAccess Funds pay higher commissions than any other particular clients of MLPF&S.  To clarify our point, we have added the word “may” to the relevant disclosure.

22.
Please discuss the nature of the “financial incentives” MLPF&S and MLIB have to favor other clients over the Fund.  In addition, please discuss in what ways these clients will be favored over the Fund and the effects of these actions on the Fund.

There are a number of financial incentives which MLPF&S and MLIB may have to favor other clients than the Systematic Momentum FuturesAccess Funds.  By way of example, if another client pays higher brokerage commissions per-trade than the Systematic Momentum FuturesAccess Funds, or if such other client has a greater trade volume than the Systematic Momentum FuturesAccess Funds, MLPF&S and MLIB stand to earn greater total brokerage commissions in transactions with these entities, and may accordingly devote more of their business time to these other clients.  MLPF&S and MLIB do not knowingly favor certain clients over others. We have clarified this in the disclosure of the revised Form 10.

The Manager

23.
Revise your disclosure to provide greater detail regarding conflicts between Merrill Lynch Alternative Investments LLC, the Fund and other related pools.  For example, we note Merrill Lynch Alternative Investments LLC acts as manager to several commodity pools, including other ML FuturesAccess LLCs and as a trading advisor to numerous

FuturesAccess LLCs and as a trading advisor to numerous accounts, all of which compete for Merrill Lynch Alternative Investments LLC’s services.  Please revise to identify those funds and provide a complete list of public commodity pools managed by MLAI.

We have identified the FuturesAccess Funds sponsored by the Manager which are not Systematic Momentum FuturesAccess Funds in a footnote on page 22 of the revised Form 10.  As a complete list of commodity pools and accounts sponsored/managed by the Manager would be quite long, we feel that it would be more practical for investors to contact the Manager to obtain the current list.

Other Clients and Business Activities of the Systematic Momentum CTAs

24.	Please clarify whether any other pools run by the CTAs currently directly compete with the Fund for positions in the market.

We have revised the relevant disclosure on page 24 of the revised Form 10 to clarify that certain other funds and accounts sponsored by the Systematic Momentum CTAs pursue trading strategies that are substantially similar to the trading strategies employed on behalf of the Systematic Momentum FuturesAccess Funds.  Therefore, such other funds may directly compete with the Systematic Momentum FuturesAccess Funds for market positions.

Financial Information

25.
Revise your discussion here or where you deem appropriate to discuss your intended cash flow procedures and whether you commenced trading on April 1, 2007.  For liquidity purposes, please describe how the Fund’s assets are deposited with and held by commodity brokers.  Also, please describe how the Fund’s assets may be used as margin and whether the Fund currently has a source of short term borrowings available, and if so, the dollar amounts available.

We have updated the disclosure in the revised Form 10, where applicable, to state that the Fund commenced trading on April 2, 2007.  Information regarding the Fund’s use of subscription proceeds, the Fund’s cash management income and custody of Fund assets is described on page 9 of the revised Form 10.  Although MLPF&S has been designated as a counterparty which the Fund may use for its short-term borrowings, it does not currently have figures for its short-term borrowings.

26.	If trading has commenced subsequent to April 1, 2007, please revise your disclosure to include for this interim period your current credit exposure.

The Fund commenced trading as expected on April 2, 2007.

Properties

27.
We note your disclosure states that the Fund does not own or use physical properties in the conduct of its business.  Please clarify the nature of your interest in the Manager’s office space located at 800 Scudders Mill Road, Plainsboro, New Jersey and whether you pay rent to the Manager to utilize this space or reimburse the Manager’s expense for the use of this office space.

The Fund does not have any interest in the Manager’s office space.  The Manager bears its own overhead costs, including the costs of maintaining its office space, and these amounts are not reimbursed by the Fund.

Directors and Executive Officers

28.	Please revise to disclose whether any of your directors of the Manager are independent, and if so, how you determined they were independent.

We have updated the names and biographies of principal officers and key employees of the Manager, none of which are independent, on pages 39 to 43 of the revised Form 10.  The Manager is organized as a limited liability company and therefore does not have any directors.

29.	Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Refer to Item 401(a) of Regulation S-K.

In each case, the directors and officers of the Manager are employed for an indefinite term, but their employment may be terminated at any time.  The Form 10 has been revised to reflect this point.

Certain Relationship and Related Transactions

30.
We note your disclosure that none of the fees you pay to any Merrill Lynch party were negotiated and that the fees you will pay Merrill Lynch are higher than would have been obtained through arm’s length negotiations.  Please revise to describe generally how the amounts of these fees were determined and how much higher these fees are than would have been obtained from an independent third party.

The Fund’s disclosure was not prompted by hard data as to what these fees would have been, or a knowledge of lower rates paid by third-parties, but rather to communicate to investors one of the potential disadvantages of a lack of arm’s-length negotiations.  We have revised the relevant disclosure on page 38 of the new Form 10 to state that “none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they maybe higher than would have been obtained in arm’s-length bargaining.” (emphasis added)

______________________

We are grateful to the Staff for its comments and look forward to working with you to conclude this filing.  If it would be helpful or convenient for the Staff we would be eager to confer with the Staff, either in person or by telephone, in an effort to resolve outstanding issues.

If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned at (800) 765-0995 or Joshua Westerholm at (312) 853-7778.
Sincerely,

/s/ Barbra E. Kocsis